December 3, 2014

VIA EDGAR

Terence O’Brien

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.W.

Washington, DC 20549

Re:	Constellium N.V.
Form 20-F for Fiscal Year Ended December 31, 2013
Filed April 22, 2014
Responses dated September 15, 2014 and November 10, 2014
File No. 1-35931

Dear Mr. O’Brien:

In connection with the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided in your letter, dated October 10, 2014, with respect to the above-referenced annual report on Form 20-F of Constellium N.V. (the “Company”), and in response to the Staff’s request for additional information as discussed with the Staff, we have submitted on a supplemental basis, and are separately requesting confidential treatment of, certain reports that were prepared for and reviewed by the Chief Operating Decision Maker of the Company on a regular basis from fiscal years 2012 through 2014. These reports include (i) executive committee quarterly financial presentations from quarters in the period from January 2012 to June 2014, (ii) monthly reviews from the operations committee for the months in the period from January 2012 to August 2014, (iii) monthly and quarterly reviews from the Company’s three business units for the months in the period from January 2012 to August 2014, (iv) credit reports for the months in the period from January 2012 to August 2014 and (v) budget presentations presented in 2012 and 2013. To the extent that these materials do not include a report for a certain month or period, that is because no such report was prepared by the Company for that period.

If you have any questions, please do not hesitate to contact Karessa L. Cain at Wachtell Lipton, Rosen & Katz at
(212) 403-1128, Rina E. Teran at the Company at (212) 675-5087 or the undersigned at +(33) 1 73 01 4089.

Very truly yours,

/s/ Didier Fontaine

Didier Fontaine Chief Financial Officer

U.S. Securities and Exchange Commission

December 3, 2014

cc:	Jeremy Leach (Constellium N.V.)
Rina E. Teran (Constellium N.V.)
Karessa L. Cain (Wachtell, Lipton, Rosen & Katz)

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